2/23/15

SE [barcode] MMISSION

15045203

A. ... REPORT

FORM X-17A-5
PART III

OMB APPROVAL	
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SEC Mail Processing Section
FEB 23 2015
Washington DC
404

SEC FILE NUMBER
8-68873

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HEED PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3715 NORTHSIDE PARKWAY NW, BLDG 400, SUITE 475
(No. and Street)

ATLANTA	GA	30327
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KATE S. ROCHOW (404) 844-4222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/24/15

OATH OR AFFIRMATION

I, KATE S. ROCHOW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HEED PARTNERS, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kate S. Rochow
Signature

CEO
Title

Nicola Jones
Notary Public

Nicola Jones
NOTARY PUBLIC
Cobb County, GEORGIA
My Comm. Expires
04/10/17

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEED PARTNERS, LLC

Financial Statements
December 31, 2014

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Heed Partners, LLC

We have audited the accompanying financial statements of Heed Partners, LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Heed Partners, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heed Partners, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Heed Partners, LLC financial statements. The information is the responsibility of Heed Partners, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 12, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

HEED PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current Assets		
Cash	$	31,504
Accounts receivable - allowable		67,500
Accounts receivable		14,050
Total current assets		113,054
Non-Current Assets		
Fixed assets, net		2,097
Other assets		600
Total non-current assets		2,697
Total assets	$	115,751

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Current Liabilities		
Accounts payable	$	7,218
Commissions payable		67,500
Due to affiliate		140
Total current liabilities		74,858
Total liabilities		74,858
MEMBERS' EQUITY		40,893
Total liabilities and members' equity	$	115,751

The accompanying notes are an integral part of these financial statements.

HEED PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE		
Investment banking	$	30,000
Other revenue		12,082
Total revenue		42,082
GENERAL AND ADMINISTRATIVE EXPENSES		
Compensation and benefits		77,405
Professional services		50,594
Occupancy and equipment		12,528
Licenses and registration		7,622
IT, data and communications		4,963
Other expenses		3,525
Total expenses		156,637
NET LOSS	$	(114,555)

The accompanying notes are an integral part of these financial statements.

HEED PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Contributed Capital	Accumulated Deficit	Members' Equity
Balances, January 1, 2014	$ 351,000	$ (275,552)	$ 75,448
Members' contributions	80,000		80,000
Net loss		(114,555)	(114,555)
Balances, December 31, 2014	$ 431,000	$ (390,107)	$ 40,893

The accompanying notes are an integral part of these financial statements.

HEED PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(114,555)
Adjustments to reconcile net loss to cash used in operating activities:		
Depreciation expense		1,269
Change in accounts receivable		58,629
Change in other assets		1,201
Change in accounts payable		4,518
Change in due to affiliate		(5)
Change in commissions payable		(58,500)
CASH USED IN OPERATING ACTIVITIES		(107,443)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' contributions		80,000
NET DECREASE IN CASH		(27,443)
CASH		
Beginning of year		58,947
End of year	$	31,504

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Heed Partners, LLC (Company) is a Georgia limited liability company established on April 1, 2011, and a registered broker-dealer under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and the securities commissions of appropriate states. The Company received approval to operate as a licensed broker-dealer on January 11, 2012.

The Company's primary business is investment banking services and it operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and accordingly, is not required to maintain a reserve account for the exclusive benefit of customers. The Company operates from its office located in Atlanta, Georgia.

The Company does not maintain customer accounts.

Accounting Policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash: The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits. The Company believes it is not exposed to any significant risks on cash.

Accounts Receivable: Accounts receivable, which represent unsecured customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date, are stated at the amount billed to the customer. Interest is not charged for receivables unpaid after the expiration of normal terms. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from invoice date and, based on an assessment of the customer's current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally the creditworthiness of the Company's other customers is considered to estimate a general allowance, if any, covering the remaining accounts receivable. No allowance for doubtful accounts was considered necessary as of December 31, 2014.

The Company has an accounts receivable that is expected to be collected within 12 months.

Fixed Assets: Fixed assets are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets of five years.

Revenue Recognition: Investment banking revenues include fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as services are performed, or upon consummation of a transaction.

Income Taxes: The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal and state income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal and state income taxes has been provided for in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is subject to U.S. federal income tax examination by tax authorities for all years since inception.

Fair Value of Financial Instruments: The Company's financial instruments, including cash, accounts receivable, other assets, accounts payable and due to member are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review: Subsequent events were evaluated through February 12, 2015, which is the date the financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

NOTE 2 - RELATED PARTIES

The Company has entered into an expense sharing agreement with an affiliate, an entity owned by the majority member of the Company, to whom it pays certain general and administrative expenses. The Company's share of expenses is calculated based on estimated usage. Allocated expenses amounted to approximately $50,232 for the year ended December 31, 2014, of which $140 due to affiliate was outstanding at December 31, 2014 from the expense sharing arrangement.

NOTE 3 – FIXED ASSETS

Fixed assets as of December 31, 2014 consisted of:

Asset Class	Cost	Accumulated Depreciation/Amortization	Net
Computer equipment	$ 2,025	$ (1,080)	$ 945
Furniture and fixtures	4,319	(3,167)	1,152
Total	$ 6,344	$ (4,247)	$ 2,097

Depreciation expense was $1,269 for the year ended December 31, 2014.

NOTE 4 - NET CAPITAL

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $24,146, which was $19,146 in excess of its required net capital of $5,000, and the ratio of aggregate indebtedness to net capital was 3.1 to 1.

NOTE 5 – CONCENTRATIONS

One customer accounted for all of the Company's Investment Banking revenue for the year ended December 31, 2014.

NOTE 6 - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2014.

NOTE 7 – LEASES

The Company subleases office premises from its majority owner under an operating lease that expires August 2015. Rent expense under the agreement for 2014 was approximately $7,600.

NOTE 8 – NET LOSS

The Company had significant losses in 2014 and 2013. In 2014 and years prior to 2014, the Company was dependent upon capital contributions from its majority member for working capital and net capital. In addition, a representative of the majority member has represented that the majority has the means and will to make capital contributions, if needed, to insure survival of the Company through at least January 1, 2016. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

HEED PARTNERS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2014

NET CAPITAL:

Total members' equity	$ 40,893
Less non-allowable assets:	
Accounts receivable	14,050
Office furniture and equipment	2,097
Other assets	600
	16,747
Net capital before haircuts	24,146
Less haircuts	-
Net capital	24,146
Minimum net capital required	5,000
Excess net capital	$ 19,146
Aggregate indebtedness	$ 74,858
Percentage of aggregate indebtedness to net capital	310.03%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.

HEED PARTNERS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

HEED PARTNERS

EXEMPTION REPORT

SEA RULE 17a-5(d)(4)

February 2, 2015

RUBIO CPA, PC

900 Circle 75 Parkway

Suite 1100

Atlanta, Georgia 30339

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

Heed Partners, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2014.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: Kate S. Rochow

Name: Kate Rochow

Title: CEO

Heed Partners, LLC

www.heedpartners.com

3715 Northside Parkway, NW, B 400, Ste 475, Atlanta, GA 30327

P: 404-844-4222 F: 404-844-4228

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Heed Partners, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Heed Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Heed Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Heed Partners, LLC stated that Heed Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Heed Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Heed Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 12, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC